FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 27, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated February 4, 2004
2.	Press release dated February 9, 2004
3.	Press release dated February 10, 2004
4.	Press release dated February 16, 2004
5.	Press release dated February 16, 2004
6.	Press release dated February 16, 2004
7.	Press release dated February 23, 2004
8.	Press release dated February 23, 2004
9.	Press release dated February 23, 2004
10.	Press release dated February 24, 2004
11.	Press release dated February 25, 2004
12.	UKLA Schedule 5 – Block Listing Six Monthly Return (5)

Item 1

Published: 14:03 04.02.2004 GMT /HUGIN /Source: ARM Holdings PLC /LSE: ARM /ISIN: GB0000595859

MIPI Alliance Grows Membership to 39 Companies

Intel and Motorola join board of directors; enhance openness of MIPI's interface standards.

February 4, 2004 - The Mobile Industry Processor Interface (MIPI) Alliance, the industry initiative established to define and promote open standards for interfaces to mobile application processors, announced today that the four founding members have been joined by 35 new members, including the addition of Intel and Motorola to the board of directors.

"Our growing membership base sends a clear signal that the mobile industry supports the objectives of our organization," said Tom Vial, Chairman of the Board, MIPI Alliance, Inc. "The diversity of the companies involved leaves little doubt that the MIPI Alliance is an open organization, and the specifications we produce will be widely adopted."

"Developing open interface specifications for application processors and peripherals in mobile terminals will have a beneficial impact on the mobile industry as they become more widely adopted" said Alan Brown, Principal Analyst of Gartner, "The addition of these new companies to the MIPI Alliance clearly increases the importance of the Alliance and its influence in setting standards in this area."

Through expansion of membership to other important players in the market, the MIPI Alliance will bring the benefits of open standards to more of the mobile marketplace. MIPI Standards will drive consistency in application processor interfaces, promoting reuse and compatibility in mobile devices while accelerating the delivery of these devices to users.

"With over 70 years of experience in the wireless communications industry, we see the MIPI Alliance as an important milestone in the evolution from custom to standards-based interfaces," said Duane Rabe, Vice President, Motorola Personal Communications Sector. "As a member of the MIPI Alliance, Motorola looks forward to helping drive initiatives for creating ever more compelling wireless products and services."

"The growth of the mobile phone industry will largely depend on its ability to broadly deploy leading-edge, interoperable, standard building blocks - something that has yet to happen," said Gadi Singer, Intel Vice President and General Manager of the Cellular Handheld Group. "With the addition of the new members, the MIPI Alliance is emerging as a key advocate for industry-wide openness, and Intel plans to take an active role to help lead the development of open, standard platform interfaces for mobile phones."

In addition to wireless pioneer Motorola and open-standards advocate Intel, the MIPI Alliance now boasts participation from virtually every mobile market segment, including major handset OEMs, peripheral device manufacturers, application processor vendors, memory suppliers, software developers and intellectual property vendors. New members include Agilent Technologies, ATI Technologies, Atsana, Austriamicrosystems, Cambridge Silicon Radio, Dice, Emblaze Semiconductor, Ericsson Mobile Platform, FASL LLC, Icera Semiconductor, Imagination Technologies, IMEC, Infineon Technologies, Marvell International, Mentor Graphics, M-Systems, National Semiconductor, NeoMagic, Nvidia, Omnivision, Philips Electronics, Renasas Technologies, Samsung Electronics, Seiko Epson, Sendo, SiemensAG, Sony Ericsson Mobile, Symbian, Synaptics, Toshiba, Transchip Israel Research, TTPCom, and Vimicro. These new members joined the founding members ARM, Nokia, ST Microelectronics, and Texas Instruments.

All MIPI members may participate in a launch meeting March 23-25 in Sophia Antipolis, France, which will include orientation sessions, board meetings, and initial working group meetings. More details about the meeting will be announced soon. MIPI working group members will begin collaborating immediately to develop new interface specifications for application processors and peripherals in mobile terminals, including camera, display, baseband modem and others.

Joining the MIPI Alliance
The MIPI Alliance is actively recruiting members to participate in the building of next generation standards. The MIPI Alliance is structured to provide multiple levels of membership, in which benefits are proportional to contributions. Basic levels of membership enable use of specifications, while other levels of membership enable participation in working groups to define specifications. More information including membership details on the MIPI Alliance is on http://www.mipi.org.

About The MIPI Alliance
The Mobile Industry Processor Interface (MIPI) Alliance is a collaboration of mobile industry leaders with the objective to define and promote open standards for interfaces to mobile application processors. Through these open standards, the MIPI Alliance intends to speed deployment of new services to mobile users by establishing specifications for standard hardware and software interfaces to mobile application processors and encouraging the adoption of those standards throughout the industry value chain. The MIPI Alliance is intended to complement existing standards bodies with a focus on microprocessors, peripherals and software interfaces.

Trademarks
All trademarks and registered trademarks are the property of their respective owners.

MIPI Alliance Grows Membership to Include New Companies

Quote Sheet

Quote from ARM:
"The addition of Intel and Motorola to the board of the MIPI Alliance, plus the addition of 34 companies, shows strong global mobile industry support for the aspiration of reducing fragmentation and promoting faster and broader adoption of mobile devices," said Mike Inglis, executive vice president of marketing at ARM. "ARM is pleased to see a number of its global Partners have joined the Alliance and would like to see this increase further over time."

Quote from IMEC:
"IMEC (www.imec.be) has built a strong reputation in a broad spectrum of activities related to mobile processor interfaces ranging from embedded platforms and power-efficient architectures, low-power design techniques, communication architectures, RTOS and resource management, to SW programming models and application mapping and optimization tools," said Dr. Rudy Lauwereins, vice president Design Technology for Integrated Information and Communication Systems at IMEC. "By actively participating in the MIPI Alliance, IMEC will get early insight in SW and HW mobile interface specifications. This will guarantee that our research is compliant with standards and aligned with major industrial players in this field and ensures that our breakthrough research solutions are adopted in future mobile devices."

Quote from Infineon Technologies:
"Infineon Technologies is pleased to contribute as a member of the MIPI Alliance," said Dominik Bilo, chief marketing officer of the Infineon Technologies Secure Mobile Solutions Business Group. "Our proven knowledge of secure mobile platforms and strong commitment to open standards will help to dramatically accelerate system-on-chip developments for future wireless multimedia solutions based on standardized application interfaces."

Quote from M-Systems:
"The MIPI Alliance will help companies like us to quickly deliver products ideally suited to the special requirements of the industry. We are thrilled to work with other leading companies within the alliance to accelerate the development and adoption of higher density, lower cost mass memory technologies, which in turn will accelerate the development of multimedia-rich mobile devices, improve time to market and shape the future of the industry," said Dov Moran, president and CEO of M-Systems (Nasdaq: FLSH).

Quote from National Semiconductor:
"National is very pleased to join the MIPI Alliance and participate in further standardization efforts for the mobile phone industry," said Peter Henry, vice president of portable power systems, National Semiconductor. "National brings a rich heritage of interface and analog technology in support of open standards for mobile devices."

Quote from Nokia:
"Nokia welcomes all new members to enforce the open-based work of the MIPI Alliance,"said Petri Haavisto, vice president, Technology Platforms, Nokia. "With the new board members and the wealth of other member companies it is evident, that the MIPI Alliance will be enable the whole mobile communication industry to move forward faster and more cost effectively."

Quote from NVIDIA:
"The growth of the mobile phone industry will largely depend on its ability to broadly deliver standard, interoperable interfaces," said Phil Carmack, vice president and general manager, Handheld Products at NVIDIA. "The MIPI Alliance has emerged as a key advocate for industry-wide openness, and NVIDIA plans to take an active role to help lead the development of open, standard platform interfaces for mobile phones. The combination of standardized interfaces and NVIDIA's mobile multimedia technology will yield tremendous benefits to all the members of the mobile ecosystem."

2

Quote from Philips:
"Philips is a strong proponent of industry standards and is active on a number of standardization committees," says Mario Rivas, executive vice president, communications businesses, Philips Semiconductors. "Standardization will accelerate the rate of industry innovation in a cost-effective way, thus benefiting component vendors, handset makers, and operators as well as consumers. Philips actively supports the MIPI Alliance as the platform of choice, as it contributes to our vision of the Connected Consumer."

Quote from STMicroelectronics
"Through their involvement in the MIPI Alliance, these new members acknowledge the need for open standards and specifications, stated Guy Lauvergeon, general manager of the Multimedia Platform Unit of STMicroelectronics N.V. "Furthermore, their respective product categories represent critical points on the mobile industry value chain. The addition of these key companies to the founding members further enforces the foundation upon which a successful industry organization is built."

Quote from TI
"Texas Instruments recognized the need for open standards in mobile application processor interfaces, and we actively sought other companies who shared this perspective," said Alain Mutricy, TI vice president, OMAP platform general manager. "The recent increase in membership demonstrates that key companies in the mobile industry agree on the objectives of the MIPI Alliance. We look forward to collaborating with the new members as the MIPI Alliance develops specifications which will help grow the market for application-rich mobile terminals."

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3

Item 2

BEIJING EMBEDDED SYSTEM KEY LAB LICENSES ARM CORE
FOR ADVANCED SOC DESIGN COURSES AND RESEARCH

Beijing University of Technology becomes third Chinese university to license ARM core

CAMBRIDGE, UK – Feb, 9, 2004 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, announced today that the Beijing Embedded System Key Lab at the Beijing University of Technology (BUT), has joined the ARM® University Program and licensed the industry-leading ARM7TDMI® core for system-on-chip (SoC) teaching and research.

Opened in February 2003, the Beijing Embedded System Key Lab is a large, state-of-the-art embedded system laboratory dedicated to training China’s next generation of embedded system design engineers. Its primary goal is to provide education for students who are studying for their Master’s degrees in engineering. It is also used for professional training and by undergraduates who are working on their graduation projects.

The lab takes a highly innovative project-based approach to education in which students gain real-world experience by working on leading-edge designs for embedded systems including hardware, ICs and software. The lab is strongly supported by the Chinese government which puts it in an excellent position to work with standards and regulatory bodies throughout the industry.

“The fact that the Embedded System Key Lab at BUT has licensed this popular ARM core to teach advanced SoC design is further indication of the proliferation of ARM technology in China’s universities,” said Jun Tan, president of ARM China. “We are committed to helping advance SoC research and training and reducing the shortage of IC designers and embedded system engineers in China.”

“Embedded systems are now part of our everyday life,” said Ling Tang, deputy director of the Beijing Embedded System Key Lab. “Because of its low-cost, high-performance and power-efficient features, the ARM7TDMI core is extremely popular in the design of 32-bit embedded applications. Consequently, it is the ideal platform for our SoC design research.”

About ARM University Program

The ARM University Program was established to facilitate the use of ARM processors as teaching aids in universities and other higher education establishments. The University courses focus on SoC design, computer architecture, embedded systems development or general programming that can benefit from using ARM IP and development systems. For more information regarding ARM University Program, please visit http://www.arm.com/community/academy/university.html.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 3

CSR TO USE NEW ARM9E FAMILY CORE IN NEXT-GENERATION
WIRELESS DEVICES

CSR uses ARM968E-S core to develop highly integrated wireless solutions with smallest footprint ARM9E family core

CAMBRIDGE, UK - Feb. 10, 2004 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that CSR (Cambridge Silicon Radio), a leading designer and manufacturer of single-chip radio devices, has licensed the ARM968E-S™ core (see press release…New ARM9E™ Family Core Provides Unrivalled Low-Power Performance…3 Dec. 2003). This agreement further enhances CSR’s capabilities in delivering a range of wireless connectivity solutions.

CSR is one of the fastest growing chip manufacturers in the UK with a reputation for developing highly integrated wireless solutions. Using the ARM968E-S core will give CSR the benefits of the core’s small silicon footprint (0.59sq mm @ 0.13um), Interleaved Memory Architecture (IMA) for efficient dataflow processing, industry standard programmers’ model and a wide range of SoC infrastructure support to reduce time-to-market. The ARM968E-S core is a powerful CPU in a very small footprint that provides efficient data flow to its tightly coupled memory using innovative (IMA) microarchitecture and a second AHB-lite interface. This feature enables the core to do more useful work and less data handling, providing system efficiencies that can translate into lower power or additional system features. At 0.15mW/MHz the core offers an extremely attractive performance/power ratio for power sensitive mobile applications. The ARM968E-S core is applicable to many embedded applications such as automotive, hard disk drives, Bluetooth, DECT, cellular modems and WLAN.

“Licensing the ARM968E-S core will enable CSR to continue to lead the market in developing single-chip radio devices. We intend to use the ARM968E-S core in a new generation of high data rate chips where we need the 100MIPS plus performance offered by the ARM® 32-bit architecture,” said James Collier, technical director of CSR. “An added benefit is that CSR’s OEM customers will be able to use familiar ARM tools and programmers model.”

“CSR has a successful track record in wireless technology, and an established reputation for innovation,” said Mike Inglis, EVP Marketing, ARM. “The ARM968E-S core offers CSR significant processing performance with the benefit of minimal silicon area, low cost and reduced energy consumption. This combination enables CSR to develop a wide range of connectivity chips that deliver improved performance, improved battery life and lower silicon cost.”

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

-  ends –

ARM is a registered trademark of ARM Limited. ARM9E and ARM968E-S are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

CONTACT DETAILS:

ARM PRESS OFFICE: +44 (0)208 996 4141 Michelle Spencer ARM 01628 427780 michelle.spencer@arm.com	James Lambert Text100 Public Relations 0208 996 4131 james.lambert@text100.co.uk

Item 4

CADENCE AND ARM UPGRADE QUALITY OF SILICON RESULTS FOR
ARM PARTNERS WITH RTL COMPILER SYNTHESIS

Open Collaboration Delivers New Generation Digital Reference Methodology

SAN JOSE, Calif. AND CAMBRIDGE, UK —Feb. 16, 2004—Cadence Design Systems, Inc. [(NYSE:CDN; Nasdaq:CDN)] and ARM [(LSE: ARM; Nasdaq; ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the availability of the upgraded ARM-Cadence Encounter™ Reference Methodology, which now incorporates Encounter RTL Compiler synthesis. This completes yet another milestone in the first year of the design chain collaboration between ARM and Cadence. The latest collaboration further demonstrates their commitment to optimizing the silicon design chain by providing better quality of silicon (QoS) to Partners using ARM® cores.

At 130nm and below, wires dominate the performance and present a host of signal integrity problems to be solved in order to achieve first silicon success. The upgraded ARM-Cadence Reference Methodology, based on the Cadence® Encounter digital IC platform, provides an integrated, wire-centric RTL-to-GDSII implementation for ARM Partners.

The Encounter platform integrates new generation technology for wire-centric design with RTL Compiler for synthesis, First Encounter for silicon virtual prototyping, NanoRoute™ for signal-integrity aware routing, CeltIC™ and VoltageStorm™ for signal-integrity signoff. This upgraded release of the Reference Methodology enables customers to achieve improved QoS, the new metric of silicon quality, measured after wires for accuracy.

“The ARM-Cadence Encounter Reference Methodology is now available in limited release for some ARM9™ family cores. This release delivers significant performance results over the current Cadence methodology as a result of the addition of Encounter RTL Compiler,” said John Goodenough, global methodology manager, ARM. “This open collaboration demonstrates the commitment of ARM and Cadence to increase the access to new-generation nanometer solutions for our mutual customers.”

The new-generation technology behind Encounter RTL Compiler delivers global optimization for timing closure using a patented set of global focus algorithms that produce outstanding results at each stage of implementation including a better starting point for routing complex, wire-centric designs. Encounter RTL Compiler is used throughout the silicon design chain by application-specific integrated circuit (ASIC) and intellectual property (IP) vendors, and IC designers to help increase overall chip speed, and can help to reduce turnaround time.

“The momentum of the ARM-Cadence alliance in the past year has given ARM Partners an open choice of solutions and an open path to the future. Today, using the upgraded Reference Methodology, our mutual customers will be able to achieve outstanding quality of silicon in less time,” said Jan Willis, senior vice president of industry marketing, Cadence Design Systems. “Our collaboration with ARM will continue to focus on new-generation technology, open standards and optimizing the silicon design chain to deliver the critical solutions needed for nanometer design.”

Availability

The reference methodology supports the ARM926EJ-S™ core, the ARM966E-S™ core, and the ARM946E-S™ core. The ARM-Cadence Encounter Reference Methodology with RTL Compiler is available in limited release from ARM. It is available at http://www.arm.com/products/CPUs/rfcadence.html

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multi-media digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Cadence

Cadence is the largest supplier of electronic design technologies, methodology services, and design services. Cadence solutions are used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With approximately 4,800 employees and 2003 revenues of approximately $1.1 billion, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif., and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services is available at www.cadence.com.

-end-

Cadence, the Cadence logo and First Encounter are registered trademarks of Cadence Design Systems. Encounter, NanoRoute, CeltIC and VoltageStorm are trademarks of Cadence Design Systems, Inc. in the U.S. and other countries.

ARM is a registered trademark of ARM Limited. ARM9, ARM926EJ-S, ARM946E-S and ARM966E-S are trademarks of ARM Limited. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

For more information, please contact:
Karin Gilles
The Hoffman Agency
for Cadence Design Systems
408-975-3038
kgilles@hoffman.com

Item 5

ARM AND SYNOPSYS TO DELIVER INDUSTRY’S FIRST REFERENCE
VERIFICATION METHODOLOGY BASED ON SYSTEMVERILOG

Companies to Publish “SystemVerilog Verification Methodology Manual,” a “How-To” Book
on Verification Using SystemVerilog

MOUNTAIN VIEW, Calif., AND CAMBRIDGE, UK – Feb. 16, 2004 - Synopsys, Inc. (Nasdaq:SNPS), the world leader in semiconductor design software, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced at DATE, Paris, France, that they are jointly developing a reference methodology to define a coverage-driven verification architecture using SystemVerilog, the open, industry-standard language. ARM and Synopsys will publish the methodology in the coauthored SystemVerilog Verification Methodology Manual (VMM). The SystemVerilog VMM will provide engineers with architecture guidelines and industry best practices that enable more effective and faster functional verification of complex systems-on-chips (SoCs). It will also provide verification IP developers with a standard verification architecture to foster the development of interoperable verification IP. The SystemVerilog VMM will be on show at the 2004 Design Automation Conference (DAC), in San Diego, Calif.

“ARM is actively working with Synopsys to satisfy our Partners’ needs to use SystemVerilog for verification,” said John Goodenough, worldwide design methodology manager at ARM. “By teaming with Synopsys on the SystemVerilog VMM, we are addressing the industry need for a proven methodology to implement a coverage-driven verification environment based on an open, industry-standard language.”

SystemVerilog Reference Verification Methodology

The methodology described in the SystemVerilog VMM will combine the ARM® expertise in the verification of complex, configurable IP from transaction-level SystemC to timing-critical register-transfer level (RTL) implementation, and Synopsys’ strength in delivering an integrated RTL and system verification platform, including tools and verification IP. It will provide a blueprint for a robust, scalable verification architecture based on industry best practices. The methodology will address all aspects of functional verification, including design-for-verification techniques using SystemVerilog Assertions (SVA) for formal analysis and dynamic verification; use of constrained-random stimulus generation techniques; and use of coverage metrics to achieve rapid verification closure. The methodology will also enable verification IP providers to adhere to a consistent and well-documented architecture, enabling end users to easily integrate verification IP from multiple sources.

“The growing adoption of SystemVerilog technology has created an industry need for a robust verification methodology to enable customers to take advantage of this unified language,” said Vassilios Gerousis, Accellera’s technical committee chairman. “The methodology developed by the ARM-Synopsys collaboration and documented in the SystemVerilog VMM will accelerate the adoption of SystemVerilog to address the growing verification challenge.”

“SystemVerilog provides the first industry opportunity to define a unified methodology that brings together the capabilities of assertions, testbench and functional coverage in a single design and verification language,” said Manoj Gandhi, senior vice president and general manager, Synopsys Verification Group. “ARM and Synopsys are combining their strengths to deliver this methodology. Similar to how the Reuse Methodology Manual (RMM) made design reuse a reality, the SystemVerilog VMM will foster verification best practices and deliver the power of SystemVerilog throughout the industry.”

SystemVerilog Verification Methodology Manual

The manual will describe SystemVerilog language features relevant to functional verification as well as document a robust, reusable verification methodology to enable faster and more effective design verification. The manual will deliver a specification of a standard set of libraries for assertions and commonly used verification functions, such as stimulus generation, simulation control and coverage analysis to help implement the recommended methodology. The SystemVerilog VMM will be based on hundreds of years of collective verification and IP experience from ARM and Synopsys, including experience from experts, such as Janick Bergeron, moderator of Verification Guild and a principal Synopsys R&D engineer; Phil Moorby, creator of Verilog HDL and a Synopsys scientist; Peter Flake, a Synopsys scientist; and John Goodenough, ARM worldwide design methodology manager. By following the guidelines and techniques described in the SystemVerilog VMM, engineers will be able to take advantage of the architecture used by experts.

“Every verification project requires a detailed methodology that aims for first-time success,” said Janick Bergeron, moderator of Verification Guild and a principal R&D engineer at Synopsys, Inc. “The SystemVerilog VMM will teach engineers how to create a single, reusable verification environment that can be used to verify transaction-level models written in SystemC as well as the RTL implementation of the design. The methodology documented in the SystemVerilog VMM will reduce the amount of code needed to write and maintain tests, and enable extensive re-use within and between projects.”

“We welcome the ARM-Synopsys collaboration to deliver a robust verification architecture based on SystemVerilog,” said Glen Henshaw, director, Ottawa Technology Center at Altera. “Our IP product development cycle is highly compressed, putting significant pressure on functional verification schedules and effectiveness. The SystemVerilog VMM’s documented verification architecture will enable us to deploy sophisticated techniques and achieve our product development goals with lower risk.”

Availability

The SystemVerilog Verification Methodology Manual will be on show in June at the 2004 Design Automation Conference (DAC).

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Synopsys

Synopsys, Inc. (Nasdaq: SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading IC design and verification platforms to the global electronics market, enabling the development of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, Calif., and is located in more than 60 offices throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

# # #

Synopsys is a registered trademark of Synopsys, Inc.

ARM is a registered trademark of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regionalsubsidiariesARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Editorial Contacts:

Isela Gamboa	Michelle Spencer
Synopsys, Inc	ARM
650-584-1644	+1 44 1628 427780
igamboa@synopsys.com	michelle.spencer@arm.com

Sarah Seifert
Edelman
650-968-4033
sarah.seifert@edelman.com

Item 6

VERISITY AND ARM DELIVER VERIFICATION PROCESS
AUTOMATION SOLUTIONS FOR ARM POWERED SOCs

Companies Expand Strategic Relationship to Supply
Full System-Level Solutions for ARM11 Core Family-Based Designs

MOUNTAIN VIEW, CALIF., AND CAMBRIDGE, UK– Feb. 16, 2004 – Verisity Ltd. (Nasdaq:VRST), the leading supplier of Verification Process Automation (VPA) solutions, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions today announced their collaboration to provide mutual customers with verification Intellectual Property (IP) solutions that address the ever-growing complexities of system-level verification. The two companies will jointly develop verification IP for the ARM11™ core family. Starting with the AXI e Verification Component (eVC), and advanced methodologies based on Verisity’s VPA solutions.

Many of the ARM® semiconductor Partners are pushing the limit of system integration on a single chip. These designs, many of which are based on the ARM11 microarchitecture require billions of verification cycles and hundreds of Gbytes of information, distributed over several compute and engineering resource locations. It is with this problem in mind that ARM has teamed up with Verisity to help ease the issues associated with the verification of these next-generation designs.

“We believe that the next generation of chip developments need an automated verification process that spans the block, system, and project levels,” said Alan Hunter, Verification Methodology manager, ARM. “The VPA solutions offered by Verisity, work well with a new set of verification IP components, under development, and enable our customers to run ARM verification suites out-of-the-box. This will make the verification of ARM core-based design quicker and easier in the future.”

The ARM11 processor family comprises a range of high-performance microprocessor cores and platforms that exploit the new high-data throughput AMBA™ 3.0 AXI bus system. The AXI eVC will be part of a complete verification environment for the AXI bus, including block and chip level scenario generation, data and assertion checking and specification based functional coverage analysis. The AXI eVC will comply with Verisity’s e Reuse Methodology (eRM™) and will run AXI verification scenarios, supplied by ARM.

“Solving the challenges of system-level verification requires automated processes leveraging reuseable, adaptable verification environments,,” said Steve Glaser, vice president of corporate marketing and business development for Verisity. “The verification IP ARM and Verisity are jointly developing will enable the highest productivity and scalability, while supporting a spec-driven verification flow all the way through closure.”

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Verisity

Verisity Ltd. (Nasdaq: VRST), is the leading supplier of process automation solutions for the functional verification market. The Company addresses customers’ critical business issues with its market-leading software and intellectual property (IP) that effectively and efficiently verify the design of electronic systems and complex integrated circuits for the communications, computing, and consumer electronics global markets. Verisity’s VPA solutions enable projects to move from executable verification plans to module, unit, and chip/system level 'total coverage' and verification closure, while maximizing productivity, product quality, and predictability of schedules. The Company’s strong market presence is driven by its proven technology, methodology and solid strategic partnerships and programs. Verisity’s customer list includes leading companies in all strategic technology sectors. Verisity is a global organization with offices throughout Asia, Europe, and North America. Verisity’s principal executive offices are located in Mountain View, California, with its principal research and development offices located in Rosh Ha’ain, Israel. For more information, visit www.verisity.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM11 and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Verisity and the Verisity logo are either registered trademarks or trademarks of Verisity Design, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective holders.

Item 7

ARM AND IMAGINATION TECHNOLOGIES COLLABORATE TO OFFER
GREATER SUPPORT FOR ADVANCED 3D GRAPHICS

PowerVR technology-based PowerVR MBX Embedded Graphics Accelerators to support the OpenGL ES standard for embedded systems

CAMBRIDGE, UK AND LONDON, UK – Feb. 23, 2004 – Imagination Technologies, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, announced today at the 3GSM World Congress, Cannes, France, compliance with the OpenGL ES standard in PowerVR MBX graphics accelerator cores.

The OpenGL ES (OpenGL for Embedded Systems) standard is an open standard, graphics application programmer interface (API) between software applications and hardware or software graphics engines. It is derived from the widely supported desktop OpenGL standard.

By adding OpenGL ES driver support to the PowerVR MBX product line, Imagination Technologies and ARM have made it easier to access the enhanced 3D graphic performance, high-end feature set and enhanced rendering capability offered by this unique architecture which is ideally suited to embedded environments.

“With the OpenGL ES standard, a programmer can write a program that requires graphics support completely independent of the underlying mechanism that actually produces the graphics output – be it hardware or software,” said Ed Plowman, 3D Graphics program manager, ARM. “The OpenGL ES standard will substantially simplify and improve the cost effectiveness of offering advanced and graphically rich software for mobile and embedded systems. This is particularly useful to developers producing mobile games, as they now have a common method of access a platforms graphics capability. This significantly reduces the amount of time it takes to target and optimize for new platforms.”

John Metcalfe, VP Business Development (PowerVR), Imagination Technologies said: “The next generation of mobile phones and PDAs will require PowerVR MBX's advanced graphics performance and capabilities to enable the applications needed to draw in new consumers and maintain the phone-replacement market. PowerVR is committed to the development of open standard APIs that allow manufacturers to incorporate these new graphics capabilities into their products. The PowerVR MBX family with OpenGL ES support lets manufacturers engage with software and application developers now to enable this vital content.”

“OpenGL ES is an important component of an overall strategy for rich downloadable 3D gaming in the Java environment,” said Dr Mike Grant, vice president, Marketing at 3D Games and Technology specialists, Superscape. “Superscape is working closely with Imagination and ARM to increase still further the richness of 3D gaming on Java mobile handsets through the use of our Mobile 3D Graphics engine, Swerve, running on top of OpenGL ES enabled MBX.”

Bill Pinnell, Multimedia and Games Product Strategist, Symbian said: "The combination of PowerVR MBX, Symbian OS and OpenGL ES will allow handset manufacturers to support the advanced multimedia content which will drive the next market cycle. The provision of this open standard graphics API on Symbian OS with underlying 3D hardware acceleration such as PowerVR MBX provides developers and handset manufacturers with a dramatic increase in multimedia capabilities and is an important step forward for the market."

"OpenGL ES, combined with high performance graphics acceleration cores such as the ARM MBX, represent a major milestone for the games industry and will dramatically raise the bar for rich mobile gaming," said Adrian Sack, CEO, Ideaworks3D. "Together with our ARM MBX optimized Segundo3D™ platform, which allows rapid and picture perfect porting of PC and console games to mobile platforms, major game publishers now have an unparalleled opportunity to bring a wave of 3D blockbuster games to mobile devices that will take the industry by storm."

MBX cores are based on Imagination Technologies’ unique PowerVR tile-based rendering architecture, which enables a very small die to deliver higher performance and higher image quality at lower power consumption. The MBX architecture has been specifically designed to reduce memory traffic making it ideal for use with the unified memory architectures (UMA) found in today’s highly integrated systems. The unique MBX architecture also enables complex features to be supported in a single rendering pass, improving overall image quality through increased performance and the reduction of wasted bandwidth.

Availability

PowerVR MBX 2D and 3D accelerators are available now and offer very high quality, full-featured, high performance graphics acceleration for embedded and mobile devices. They are suited to applications in wireless devices and PDAs, as well as automotive and consumer applications. MBX cores are based on the PowerVR 3D technology from Imagination Technologies.

OpenGL ES drivers for PowerVR MBX graphics cores will be available in March 2004.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

About Imagination Technologies

Imagination Technologies Group plc – a leader in SoC IP – develops, licenses and supplies market-leading graphics/video cores, real-time multi-threaded DSP/RISC processors and communication and broadcast technologies for the consumer entertainment and PC markets. It supplies both licensable IP (Intellectual Property) and related advanced development tools to leading semiconductor and consumer electronics companies worldwide. Imagination Technologies Group plc has its corporate headquarters in the United Kingdom and is publicly traded on the London Stock Exchange (FTSE:IMG). See: www.imgtec.com.

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: 0208 996 4141

Drennan du Plooy	Michelle Spencer
Text 100 Public Relations	ARM
0208 996 4131	01628 427780
drennan.duplooy@text100.co.uk	Michelle.Spencer@arm.com

Imagination Technologies

David Harold
PR Manager
01923 277 354
david.harold@imgtec.com

Item 8

MAGMA AND ARM RELEASE REFERENCE METHODOLGY FOR
RTL-TO GDSII IMPLEMENTATION OF ARM9E TM FAMILY

ARM9E™ family cores now verified as “Magma-Ready” IP

SANTA CLARA, CALIF., AND CAMBRIDGE, U.K. – Feb. 23, 2004 – Magma® Design Automation Inc. (Nasdaq: LAVA), a provider of chip design solutions, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the release of a reference methodology for RTL-to-GDSII implementation of systems on chip (SoCs) that include cores from the ARM9E™ family of microprocessors. The methodology is based on Magma’s Blast Create™, Blast Fusion® and Blast Noise® products, providing integrated RTL-to-GDSII flow that addresses logic, timing, physical and electrical effects while implementing the ARM® IP.

With the completion of the reference flow methodology, the ARM926EJ-S™ core and the ARM946E-S™ core are now verified as “Magma-Ready” IP. Results of the verification process show that ARM9E family microprocessors can be implemented in the integrated Magma environment in just 12 hours.

“Our work with Magma underscores our mission to provide easy integration of our IP with the Industry tools chains used by our Partners,” said Phil Watson, Implementation Methodology manager at ARM. “We are committed to working with our mutual customers to extend this flow.”

“With this simple and straightforward reference flow, ARM and Magma provide users with a fast and predictable method to assist nanometer design success,” said Michael Ma, vice president of business development for Magma. “We will be continuing our work with ARM to provide our mutual customers with industry-leading microprocessor cores and proven design methodologies that accelerate SoC design.”

The ARM-Magma RTL-to-GDSII Reference Methodology provides implementation guidelines for ARM Partners who use the Magma tool platform. This methodology utilizes all of the

Magma technologies, including Blast Create, Blast Rail, Blast Noise, Blast Fusion APX. It includes documentation, scripts and design guidelines and is available now from Magma Design Automation. ARM-Magma Reference Methodology support for all other ARM soft cores will be provided in the future.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, handheld computing, multimedia, digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Magma

Magma provides leading software for designing highly complex integrated circuits while maximizing Quality of Results with respect to area, timing and power, and at the same time reducing overall design cycles and costs. Magma provides a complete RTL-to-GDSII design flow that includes prototyping, synthesis, place & route, and signal and power integrity chip design capabilities in a single executable, offering “The Fastest Path from RTL to Silicon”™. Magma’s software also includes products for advanced physical synthesis and architecture development tools for programmable logic devices (PLDs); capacitance extraction; and characterization and modeling. The company's stock trades on Nasdaq under the ticker symbol LAVA. Visit Magma Design Automation on the Web at www.magma-da.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM9E, ARM926EJ-S and ARM946E-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Magma is a registered trademark and “The Fastest Path from RTL to Silicon” is a trademark of Magma Design Automation Inc. All other product and company names are trademarks and registered trademarks of their respective companies.

FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters set forth in this press release, including statements and about the features and benefits of Magma’s system, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially including, but not limited to Magma’s ability to keep pace with rapidly changing technology and its products’ abilities to produce desired results. Further discussion of these and other potential risk factors may be found in the parties’ latest filings with the Securities and Exchange Commission on form 10-K, and any subsequent updates thereto on form10-Q. These forward-looking statements speak only as of the date hereof. The parties disclaim any obligation to update these forward-looking statements.

Item 9

ARM ANNOUNCES TELECOM ITALIA LAB AS FIRST ARM
APPROVED DESIGN CENTER: PRIMEXSYS SPECIALIST

Extension of ARM Approved Design Center Program provides Telecom Italia Lab with access to ARM PrimeXsys Platform technology.

CAMBRIDGE, UK – Feb 23rd , 2004 –ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the ARM® Approved Design Center: PrimeXsys™ Specialist extension of the established ARM Approved Design Center Program.

Telecom Italia Lab has become the first company in the world to achieve the status of ARM Approved Design Center: PrimeXsys Specialist. With access to the open and extensible ARM926EJ-S™ PrimeXsys Platform, Telecom Italia Lab will now be in a position to explore the impact of advanced technologies on next generation mobile services, gaining time-to-market advantage for its technology by building on the proven PrimeXsys Platform, Telecom Italia Lab is using ARM PrimeXsys Platform technology to implement an open and configurable mobile platform where innovative mobile solutions, operating systems (Symbian, Linux), peripherals (MMC, USB, USIM) and communication technologies (WiFi, GPRS/UMTS, GPS) are integrated to support wireless operators in defining and launching advanced mobile services.

With the increasing industry awareness of ARM PrimeXsys Platform technology, ARM saw the potential benefits of extending the ability of key third party design centers to promote the time-to-market advantages of PrimeXsys Platform-based solutions. ARM Approved Design Center: PrimeXsys Specialists will be current and select members of the ARM Approved Design Center Program who have particular value-add system-level design capability in the market and who can help accelerate adoption of PrimeXsys Platforms.

As ARM Approved Design Center: PrimeXsys Specialists, Telecom Italia Lab and future members will be enabled with full technology access to ARM PrimeXsys Platform deliverables.

“The adoption of the PrimeXsys Platform brings a variety of benefits which are absent from other platforms,” said, Maura Turolla, head of Design and IP Library, Telecom Italia Lab. “The open, extendable and configurable nature of the PrimeXsys Platform enables us to rapidly build our next-generation mobile solutions and communications technologies. The silicon-proven ARM926EJ-S PrimeXsys Platform and the supporting ARM development tools enable us to significantly shorten the execution time of our PrimeXsys Platform-based projects. Telecom Italia Lab will now utilize advanced PrimeXsys Platform-based solutions for domestic and mobile terminals and appliances where the integration of ARM technology increases security and performance and enhances innovative services.”

“With strong experience and IP in wireless technology and an established reputation for innovation, Telecom Italia Lab can potentially open new markets through the demonstration and promotion of PrimeXsys Platform-based systems to wireless operators,” said Paul Elbro, ARM services business manager. “ARM Design Center: PrimeXsys Specialist status is an extension of an established and successful program and will further enable the proliferation and adoption of ARM technology in the market place.”

About the ARM Approved Design Center Program

ARM Approved Design Center Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA™ interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ARM Approved Design Center program, please email info@arm.com or visit the ARM website.

About the ARM Approved Design Center: PrimeXsys Specialist

The ARM Approved Design Center: PrimeXsys Specialist initiative extends the access to ARM technology and IP available under the ARM Approved Design Center Program to include the full deliverables of the ARM926EJ-S PrimeXsys Platform.

ARM Approved Design Center: PrimeXsys Specialists are invited to extend their ARM Approved Design Center status based on their superior system-level design capabilities, value-add IP and commitment to promote ARM PrimeXsys Platform technology to the marketplace.

About the PrimeXsys Platform

The ARM PrimeXsys solution provides the standard framework for the creation and delivery of leading-edge digital devices, by providing a licensable, extendable product comprising hardware, software and integration methodology tools. The PrimeXsys Platform provides system developers with all of the hardware, software and verification IP necessary to design a system-on-chip (SoC) solution for smart digital devices running RTOSs and open operating systems (OS), such as Linux, Palm OS v5, Symbian OS, VxWorks and Windows CE.net. The hardware is tightly integrated with the ARM926EJ-S microprocessor core and its software development tools include extendible software models of the platform that allow software designers to work in parallel with hardware development. In addition, the PrimeXsys Verification Methodology enables faster integration, verification and validation of a hardware and software system, further reducing time-to-market. As with all ARM intellectual property (IP), the ARM926EJ-S™ PrimeXsys Platform has been designed for ease of reuse to enable developers to leverage multiple product designs from the same base point.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

-  ends –

ARM is a registered trademark of ARM Limited., ARM926EJ, ARM926EJ-S, PrimeXsys and AMBA are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regionalsubsidiariesARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

CONTACT DETAILS:

ARM PRESS OFFICE: +44 (0)208 996 4141

Drennan du Plooy
Text 100
0208 996 4131
Drennan.duplooy@text100.co.uk

Michelle Spencer
ARM
01628 427780
 michelle.spencer@arm.com

Item 10

ARM LAUNCHES LEVEL 2 CACHE CONTROLLER

Motorola first to license new ARM solution for Mobile Extreme Convergence

CAMBRIDGE, UK – Feb. 24, 2004 - ARM, [(LSE:ARM);(Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, announced today at the 3GSM Congress, Cannes, France, the ARM® L210TM Level 2 cache controller. When combined with an ARM processor, the ARM L210 controller has the potential to increase performance by between 25 to 75 percent, thereby extending battery life and reducing memory cost.

Motorola, Inc. was the lead partner in the definition of the L210 controller and is the first ARM Partner to license it. The ARM L210 controller will be incorporated into Motorola’s Mobile Extreme Convergence (MXC) architecture for 2.5G, 2.75G and 3G mobile handsets and a new category of portable multimedia devices. MXC incorporates an ARM1136JF-S™ core together with the ARM L210 Level 2 cache controller.

Motorola has been using the ARM architecture in its products for more than three years, enabling the company to develop advanced high-end mobile devices. Motorola worked closely with ARM to define the optimal cache controller used in the MXC architecture. The addition of this enhanced memory subsystem typically increases the performance by 25 to 75 percent.

When incorporated into Motorola's MXC architecture, the ARM L210 controller enhances performance to meet growing consumer demand for powerful next-generation handsets that maintain optimal levels of battery life. By concentrating all of the modem processing onto a single DSP (single core modem), the MXC architecture is designed to free up the MCU core to enable richer feature sets across a wide range of mobile devices; simplify the software development environment; accelerate time to market; simplify and reduce inter-processor communications; enable increased efficiency via shared and reduced memory requirements; and provide seamless mobility in a small footprint, with low system and development costs.

“This advancement builds on ARM’s high performance road map to extend our strength in performance-driven market segments such as the consumer entertainment and wireless markets,” said Bruce Beckloff, director of Segment Marketing, ARM. “With the addition of the L210 cache controller to a system, ARM enables our Partners to realise the power of our high performance cores, such as the ARM1136JF-S core in the 550 MHz range, without having to implement an expensive and complex memory system that would increase system cost and power consumption.”

The L210 cache controller reduces the external memory bandwidth requirement of very high-performance CPUs like the ARM1136JF-S core, by requiring fewer CPU memory accesses to go to off-chip memory. It uses a unified instruction and data cache, supporting level two cache sizes from 128k to 2MB. The L210 controller is compatible with the ARM1136JF-S core, the ARM1136J-S™ core, the ARM1026EJ-S™ core, and the ARM926EJ-S core.

The ARM L210 level 2 cache controller is available for licensing from ARM immediately.

About ARM

ARM (LSE: ARM; Nasdaq: ARMHY) is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. ARM926EJ-S, ARM1026EJ-S, ARM1136J-S, ARM1136JF-S and L210 are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Contacts for further information:

Stephanie Sobotik	Michelle Spencer
Motorola, Inc	ARM
512-895-3836	+44 1628 427780
stephanie.sobotik@motorola.com	Michelle.Spencer@arm.com

Item 11

OKI ELECTRIC LICENSES ARM TECHNOLOGY FOR DIGITAL CONSUMER AND
AUTOMOTIVE APPLICATIONS

CAMBRIDGE, UK AND TOKYO, JAPAN – Feb. 25, 2004 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, and Oki Electric Industry Co., Ltd. (TSE: 6703), one of the leading system-on-chip (SoC) providers in Japan, today announced that Oki has licensed the ARM946E-S™ microprocessor core for use in digital consumer and automotive applications. Through the agreement, Oki enhances its CPU-core line-up with ARM® technology. Oki also plans to introduce ASIC SoCs based on Oki µPLAT®946, an integrated platform based on the ARM946E-S core, for digital consumer and automotive application markets by March 2004.

Oki has been an ARM Partner since 1995, when it licensed the industry-leading ARM7TDMI® core and the company continues to license and incorporate ARM technology into its ASICs and µPLAT integrated platform.

“As a key industry standard technology, we have selected ARM microprocessors for Oki’s µPLAT integrated SoC development platform, and have been expanding our portfolio accordingly,” said Akira Kamo, president of the Silicon Solutions Company at Oki Electric. “Oki has made the SoC field one of its top business priorities in response to customer demands, and ARM microprocessors are an integral part of this business strategy.”

“Working closely with Oki, ARM technology is widely used through Oki’s µPLAT integrated platform,” said Takio Ishikawa, president, ARMKK. “This announcement demonstrates the rapidly increasing ARM presence in the digital consumer and automotive markets.”

The ARM946E-S core is a synthesizable macrocell, widely used in embedded applications which require a good level of processing performance from a low-cost, and low-power solution. The core has features needed in the embedded market such as flexible instruction and data caches, Tightly

Coupled Memory (TCM) interfaces, AMBA™ AHB bus interfaces, a memory protection unit (MPU) supporting real time operating systems (RTOS), and interfaces for the Embedded Trace Macrocell (ETM9™) solution, enabling real-time trace of instructions and data. The ETM9 interface enables OKI to connect an existing ETM9 solution that they have already licensed to the microprocessor to give them the ability to do real-time debug. The Cache and TCM memory sizes are configurable in accordance with the needs of many embedded applications. These characteristics make the microprocessor core an ideal fit for applications requiring high processing capabilities, such as digital home appliances, automotive applications, digital cameras, and printers.

Through the incorporation of the µPLAT technology based on the ARM946E-S core, Oki will accelerate the speed of its SoC development.

About µPLAT

Based on Oki's Silicon Platform Architecture (SPA) concept and with the ARM CPU as its core, µPLAT is an integrated platform and design environment that enables significant reduction in SoC development time. Consisting of three basic platforms, ARM CPU-based hardware, software, and serviceware, µPLAT provides a total solution for SoC developers.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

About Oki Electric Industry Co., Ltd.

Founded more than a century ago in 1881, Oki Electric Industry Co., Ltd. is Japan's first telecommunications manufacturer, with its headquarter in Tokyo, Japan. With the corporate vision, "Oki, Network Solutions for a Global Society," Oki Electric provides top-quality products, technologies and solutions to its customers through its telecommunications systems, information systems and electronic devices segments. All three segments are integrated into one effective organization that functions as a collective force to create exciting new products and technologies, including information and telecom converged solutions. Through its business activities, Oki Electric satisfies a spectrum of customer needs in various markets. Visit Oki's global web site at http://www.oki.com/.

ENDS

µPLAT is a registered trademark of Oki Electric Industry Co., Ltd. in Japan, Germany and the U.K.

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM946E-S, AMBA, Embedded Trace Macrocell and ETM9 are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Press contact:
ARM Ltd.		Oki Electric Industry Co., Ltd.
Michelle Spencer		Keiko Miyaji
Phone:	+44 1628 427780	Public Relations Division
Fax:	+44 1628 427701	Phone: +81-3-3580-8950
Email:	michelle.spencer@arm.com	Fax: +81-3-3581-5522
Email: press@oki.com

Item 12

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 800953

Please ensure the entries on this return are typed

1.	Name of company	ARM Holdings plc

2.	Name of scheme	ARM Holdings plc Executive Option Scheme

3.	Period of return:	From 15 July 2003 to 14 Jan 2004

4.	Number and class of share(s) (amount of	6,858,037
	stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under	190,500
	scheme during period:

6.	Balance under scheme not yet issued/allotted	6,667,537
	at end of period

7.	Number and class of share(s) (amount of	29,220,300 in July 1999, 18,650,000 in Oct 1998,
	stock/debt securities) originally listed and the	7,362,219 in Oct 2000, 889,372 in Sept 2001
	date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,023,345,650

Contact for queries:		Address:

Name:	Stuart Umney	ARM Holdings plc, 110 Fulbourn Road, Cambridge
CB1 9NJ

Telephone:	01223 400764

Person making return

Name:	Stuart Umney

Position:	Financial Accountant

Signature:	/s/ Stuart Umney

Item 12

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 800953

Please ensure the entries on this return are typed

1.	Name of company	ARM Holdings plc

2.	Name of scheme	ARM Holdings plc Saving Related Share Option Scheme

3.	Period of return:	From 15 July 2003 to 14 Jan 2004

4.	Number and class of share(s) (amount of	1,056,814
stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under	Nil
scheme during period:

6.	Balance under scheme not yet issued/allotted	1,056,814
at end of period

7.	Number and class of share(s) (amount of	5,943,000 in Nov 1999, 172,095 in Oct 2000,
	stock/debt securities) originally listed and the	904,618 in Sept 2001
date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,023,345,650

Contact for queries:		Address:

Name:	Stuart Umney	ARM Holdings plc, 110 Fulbourn Road, Cambridge
CB1 9NJ

Telephone:	01223 400764

Person making return

Name:	Stuart Umney

Position:	Financial Accountant

Signature:	/s/ Stuart Umney

Item 12

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 800953

Please ensure the entries on this return are typed

1.	Name of company	ARM Holdings plc

2.	Name of scheme	ARM Holdings plc Saving Related Share Option Plan

3.	Period of return:	From 15 July 2003 to 14 Jan 2004

4.	Number and class of share(s) (amount of	216,721
stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under	Nil
scheme during period:

6.	Balance under scheme not yet issued/allotted	216,721
at end of period

7.	Number and class of share(s) (amount of	1,151,349 in Oct 2000, 205,808 in Sept 2001
stock/debt securities) originally listed and the
date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,023,345,650

Contact for queries:		Address:

Name:	Stuart Umney	ARM Holdings plc, 110 Fulbourn Road, Cambridge
CB1 9NJ

Telephone:	01223 400764

Person making return

Name:	Stuart Umney

Position:	Financial Accountant

Signature:	/s/ Stuart Umney

Item 12

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 800953

Please ensure the entries on this return are typed

1.	Name of company	ARM Holdings plc

2.	Name of scheme	ARM Holdings plc Unapproved Share Option Scheme

3.	Period of return:	From 15 July 2003 to 14 Jan 2004

4.	Number and class of share(s) (amount of	12,850,190
	stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under	176,000
	scheme during period:

6.	Balance under scheme not yet issued/allotted	12,674,190
	at end of period

7.	Number and class of share(s) (amount of	13,670,000 in July 1999, 13,671,863 in Oct 2000,
	stock/debt securities) originally listed and the	904,618 in Sept 2001
	date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,023,345,650

Contact for queries:		Address:

Name:	Stuart Umney	ARM Holdings plc, 110 Fulbourn Road, Cambridge
CB1 9NJ

Telephone:	01223 400764

Person making return

Name:	Stuart Umney

Position:	Financial Accountant

Signature:	/s/ Stuart Umney

Item 12

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 800953

Please ensure the entries on this return are typed

1.	Name of company	ARM Holdings plc

2.	Name of scheme	ARM Holdings plc Stock Option Plan

3.	Period of return:	From 15 July 2003 to 14 Jan 2004

4.	Number and class of share(s) (amount of	4,688,573
	stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under	44,560
	scheme during period:

6.	Balance under scheme not yet issued/allotted	4,644,013
	at end of period

7.	Number and class of share(s) (amount of	8,705,000 in July 1999, 704,000 in Oct 1998,
	stock/debt securities) originally listed and the	1,191,254 in Oct 2000, 1,705,100 in Sept 2001
	date of admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,023,345,650

Contact for queries:		Address:

Name:	Stuart Umney	ARM Holdings plc, 110 Fulbourn Road, Cambridge
CB1 9NJ

Telephone:	01223 400764

Person making return

Name:	Stuart Umney

Position:	Financial Accountant

Signature:	/s/ Stuart Umney

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004

ARM HOLDINGS PLC.

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer